

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Richard Robert
Executive Vice President and
   Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

      Re: Vanguard Natural Resources, LLC (Vanguard or Company)
             File No.: 001-33756

Dear Mr. Robert,

      In your letter dated September 12, 2011, you state that on August 31, 2011, Encore Energy Partners LP (Encore) purchased a 50% interest in certain crude oil and natural gas properties (Gulf Coast Properties) for $47.6 million cash, which is effectively the purchase of a 23.3% interest by the Company. Your letter addresses the significance of this acquisition to the Company, as well as the significance of other individually insignificant acquisitions during 2011.

      In your letter, you note that the acquisition of the Gulf Coast Properties and the other 2011 individually insignificant acquired businesses, individually and in the aggregate, are significant in excess of 20% and 50%, respectively, based on the income test. However, you note that based on other measures the acquisition of the Gulf Coast Properties individually is only significant at less than 10%, and in the aggregate with the other 2011 individually insignificant acquired businesses is only significant at less than 40%. Therefore, you propose to include no financial statements for the Gulf Coast Properties or for any of the other 2011 individually insignificant acquisitions to date pursuant to Rule 3-05 of Regulation S-X in Forms 8-K or in your registration statement on Form S-4 with respect to the pending merger with Encore. Based on the specific information provided, we will not object to your proposal. However, please note that the staff objects to your proposal for evaluating significance of any additional acquisitions in 2011. If you believe the application of Rule 3-05 produces anomalous results for any subsequent acquisitions, you may address your concerns with the staff at that time.

      The staff's conclusions are based solely on the information included in your letter. Different or additional material information could lead to different conclusions. If you have any questions regarding this letter, please call me at (202) 551-3400.

                  Sincerely,

                  Leslie A. Overton
                  Associate Chief Accountant